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Celestial Ventures Corporation                               Phone 914-369-0132
382 Route 59 #310                                              Fax 914-369-0136
Monsey, NY 10952

March 19, 1997

United States Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington DC 20549

             RE:   CELESTIAL VENTURES CORPORATION ("REGISTRANT")
                   APPLICATION FOR WITHDRAWAL OF REGISTRATION
                   STATEMENT ON FORM SB-2, FILE NO. 333-5669

             The Registrant hereby applies for Withdrawal of the Registration Statement on Form SB-2 (No. 333-5669), filed with the Securities and Exchange Commission ("Commission"), pursuant to the Commission's Rule 477 under the Securities Act of 1933, as amended ("1933 Act").

             The Registrant no longer believes that the registration of securities contemplated by the Form SB-2 is necessary or appropriate. Since filing the Form SB-2, management of the Registrant has undertaken a reorganization of the business of the Registrant. Moreover, a substantial portion of the securities intended to be sold by security holders under the Form SB-2 has, with the passage of time, become free of previously effective restrictions upon transfer and can be transferred by security holders pursuant to Rule 144, or otherwise, under the 1933 Act. As a result, management of the Registrant now believes that the time, expense and demands upon the resources of the Registrant which would be necessary to amend the Form SB-2 and to have it become effective, are no longer justified by the limited benefits perceived.

             Accordingly, the Registrant requests that the Commission grant its application to withdraw the Form SB-2, effective immediately.

             If the Staff of the Commission has any questions or comments regarding this matter, please do not hesitate to contact me at the above address and telephone number.

             Please acknowledge receipt of this letter by initialing and date-stamping the enclosed copy, and returning it to me in the enclosed self-addressed envelope.

                                            CELESTIAL VENTURES CORPORATION

                                            By: /s/ Irwin Schneidmill
                                                ------------------------------
                                                Irwin Schneidmill, President